Exhibit 99.2

P R E S S  R E L E A S E

For Immediate Release	5 December 2002

CADBURY SCHWEPPES 2002 PRELIMINARY TRADING UPDATE

Cadbury Schweppes plc issues regular trading updates ahead of its interim and preliminary results. Today’s update comments on year-to-date performance in 2002: the final results for 2002 will be announced on 12 February 2003.

John Sunderland, Cadbury Schweppes’ CEO, said, “ The development of the business during the second half of the year has continued in line with our overall objectives and we expect to achieve our financial targets for the full year 2002.”

Trading Performance Highlights

•	Results in the second half of the year have been satisfactory overall and we expect to meet our financial targets for underlying earnings growth and free cash flow for the full year 2002.

•	Our Great Britain and Ireland confectionery operations have continued to perform strongly with increased sales forecast to drive a double-digit profit increase in 2002. Our Continental European and Africa, India, Middle East confectionery businesses are also performing well. Americas confectionery profits are expected to be lower due to the difficult economic environment in Argentina and a subdued trading performance in North America.

•	Our North American beverage businesses are performing satisfactorily. Like-for-like volume results in the second half have benefited from stronger performances from a number of our key brands including Dr Pepper and Snapple. Changes to our distribution arrangements for certain soft drinks brands, primarily 7 UP and Hawaiian Punch, are adversely impacting volumes and, as predicted at the interim results, will leave overall like-for-like volumes flat for the region in the second half. Profits for the year are expected to benefit from contributions from acquisitions and continued generation of supply chain efficiencies.

•	European Beverages are also performing satisfactorily with a good profit performance driven by cost reduction programmes and the integration of acquisitions.

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

•	In Asia Pacific, the Australian and New Zealand confectionery operations have had a good second half and are on track to deliver excellent volume and profit results for the full year. In Australia Food & Beverages, however, second half results have been significantly impacted by higher than expected start-up costs and some business disruption associated with the implementation of new IT systems. In addition, the confectionery business in China has been adversely affected by a slowdown in the consumer goods market. As a result, profits for the Asia Pacific region in 2002 are expected to be somewhat lower year-on-year.

•	The acquisition of the Dandy chewing gum business was completed on 30 September 2002 and that of Apollinaris & Schweppes on 26 November 2002. All acquisitions made over the last year are trading in line with expectations and overall will contribute significantly to our results.

•	Cadbury Schweppes earns around 80% of its profits from businesses outside the UK. The strengthening of sterling against a number of currencies, mainly the US dollar, is expected to negatively impact earnings by around 4% in 2002.

Ends

For Further Information:

David Kappler, Chief Financial Officer
Sally Jones, Investor Relations Director/FD Global Commercial
Vivienne Carlton, Corporate Communications Director
Dora McCabe, Head of Group Public Relations
Cadbury Schweppes plc:                 020–7409–1313
                                                             http://www.cadburyschweppes.com
Angus Maitland/Philip Gawith,
The Maitland Consultancy 020–7379–5151

Notes to Editors:

Cadbury Schweppes
With origins stretching back over 200 years, today Cadbury Schweppes is an international confectionery and beverage company employing over 40,000 people. Our portfolio of brands includes well-known favourites Cadbury, Schweppes, Dr Pepper, 7 UP, Snapple, Mott’s, Orangina, Hollywood, Stimorol, Trebor and Bassett, enjoyed in almost 200 countries around the world. Cadbury Schweppes trades on the stock exchange in London (CBRY) and New York (CSG).

Photographs for the media are available at NewsCast http://www.newscast.co.uk. Tel (44) 207 608 1000.